UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

 QuikByte Software, Inc.

(Name of Registrant as Specified in its Charter)

Colorado	000-52228	33-0344842
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Lakeview Way Vero Beach, Florida 32963
(Address of principal executive office)

(772) 231-7544
(Registrant’s telephone number)

_______________________________________________

June 2, 2008

QuikByte Software, Inc.

190 Lakeview Way

Vero Beach, Florida 32963

(772) 231-7544

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Notice of Change in the

Majority of the Board of Directors

June 2, 2008

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of QuikByte Software, Inc., a Colorado corporation (“QuikByte”, “we”, “our” or the “Company”) at the close of business on May 27, 2008 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of QuikByte’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being distributed on or about June 2, 2008.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On June 2, 2008, KI Equity Partners V, LLC, a Delaware limited liability company (“KI Equity”), and Mr. Kevin R. Keating (“Keating”) entered into a Stock Purchase Agreement (the “KI/Keating Agreement”) with Mr. Glenn L. Halpryn, as agent for certain investors in the Company (the “Investors”), pursuant to which KI Equity and Keating will sell to the Investors, and the Investors will purchase from KI Equity and Keating, an aggregate of 69,100,000 shares of Common Stock (the “KI/Keating Shares”), which KI/Keating Shares represent approximately 87% of the issued and outstanding shares of Common Stock.  The aggregate purchase price for the KI/Keating Shares is $926,273.46, or approximately $0.0134 per share.

Also on June 2, 2008, the Investors entered into a Stock Purchase Agreement (the “Garisch Agreement”) with Garisch Financial, Inc., an Illinois corporation (“Garisch”), pursuant to which Garisch will sell to the Investors, and the Investors will purchase from Garisch, 5,500,000 shares of Common Stock (the “Garisch Shares”), which Garisch Shares represent approximately 6.9% of the issued and outstanding shares of Common Stock.  The aggregate purchase price for the Garisch Shares is $73,726.54, or approximately $0.0134 per share.  The Garisch Shares and the KI/Keating Shares are referred to as the “Shares.”

It is anticipated that the closing of the purchase of the Shares (the “Closing”) will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date of mailing of this Information Statement to the Company’s shareholders.  Pursuant to the terms of the KI/Keating Agreement, at the Closing, (i) the existing directors of the Company will increase the size of the Board to five directors, (ii) the existing directors and officers of the Company will resign effective upon the Closing, (iii) the existing directors will appoint the designees of the Investors detailed below to serve as the directors of the Company, and (iv) the existing directors will appoint Mr. Glenn L. Halpryn to serve as the President and Chief Executive Officer of the Company.  As a result of these transactions, control of the Company will pass to the Investors (the “Change of Control”).  After the Closing, the Investors will own approximately 94% of the issued and outstanding Common Stock.

As of May 14, 2008, the Company had 79,302,460 shares of Common Stock issued and outstanding and no shares of preferred stock, par value $0.0001 per share, issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of QuikByte will have the opportunity to vote with respect to the election of directors at the next annual meeting of QuikByte shareholders.

2007 TRANSACTION

On March 23, 2007, KI Equity acquired control of the Company under the terms of that certain Securities Purchase Agreement, dated March 2, 2007 (the “2007 Agreement”), between KI Equity and the Company (the “2007 Transaction”).  Pursuant to the terms of the 2007 Agreement, the Company agreed to sell to KI Equity, and KI Equity agreed to purchase from the Company, 60,000,000 shares of Common Stock for a purchase price of $600,000 or $0.01 per share.  Prior to the closing of the 2007 Agreement, the Company was controlled by Ponce Acquisition, LLC, a Colorado limited liability company (“Ponce Acquisition”).  The source of funds for the 2007 Transaction was from the working capital of KI Equity.  The proceeds from this sale were used to settle a variety of pre-existing liabilities of the Company.

Effective as of the closing of the 2007 Transaction, in accordance with the terms of the 2007 Agreement, the then-existing officers and directors of the Company resigned, and Kevin R. Keating was appointed the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company and Jeff L. Andrews and Margie L. Blackwell were appointed Directors of the Company.

As of the date of this Information Statement, KI Equity beneficially owns 85.1% of the issued and outstanding shares of Common Stock.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any director or executive officer.

Name	Age	Title
Kevin R. Keating	66	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director
Jeff L. Andrews	38	Director
Margie L. Blackwell	52	Director

Kevin R. Keating, age 66, has been a Director of QuikByte since March 2007 and has been serving as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer since such date as well. Since June 2004, Mr. Keating also has been the Managing Member of Vero Management, L.L.C., which provides administrative and financial consulting services for micro-cap public companies.  He brings to the Company over 40 years of experience in various aspects of the investment business, including serving as Vice President Institution Equity Sales for several institutional research boutiques and President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors, including serving as a registered representative of Brookstreet Securities Corp. from June 1994 through December 2006.   Additionally, Mr. Keating currently serves as director on the boards of Bonds.com Group, Inc., Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., DigitalFX International, Inc. and Frezer, Inc. He is also the sole officer and director of Wentworth IV, Inc., Wentworth V, Inc., Wentworth VI, Inc., Wentworth VII, Inc. and Wentworth VIII, Inc. all of which are publicly-reporting, non-trading blank check companies.

Jeff L. Andrews, age 38, has been a Director of QuikByte since March 2007.  He has been a member of Keating Investments, LLC, an SEC registered investment advisor, since 2003.  Mr. Andrews is a Registered Principal having completed his Series 7, 24 and 66 examinations, and is also Colorado Insurance Licensed. Prior to his association with Keating Investments, LLC, Mr. Andrews served as a Financial Advisor at UBS Financial Services (PaineWebber) from 2000 until 2003.  Mr. Andrews currently serves on the board of directors of KUSA-TV's 9Kids Who Care and the University of Denver's Bridge Project.

Margie L. Blackwell, age 52, has been a Director of QuikByte since March 2007. She has been a member of Keating Investments, LLC, an SEC registered investment advisor, since 2000. From 1993 to 1999, Ms. Blackwell was a financial assistant at various non-public companies.  Ms. Blackwell has extensive experience managing employee stock purchase plans and, earlier in her career, served on the Tele-Communications, Inc. Employee Stock Purchase Plan Committee as Plan Secretary. Ms. Blackwell is a member of the National Investment Banking Association.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board does not have any committees at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors.  The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws.  The only restrictions are those applicable generally under Colorado law and the federal proxy rules.  The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits.  Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees.  The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (1) selection and oversight of the Company’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors.  The Company is not a “listed company” under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

The Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.  Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company is currently a shell company with nominal assets, no employees and no active business operations.  Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, the Company has no formal compensation program for its executive officers, directors or employees.

During the last two fiscal years, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

Anyone who has a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board, its non-management directors or, to the extent formed by the Company, the Audit Committee.  These communications may be confidential or anonymous, and may be mailed, e-mailed, submitted in writing or reported by phone.  All of these concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the Company’s Chief Financial Officer in the same way that the Company addresses other concerns.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors as defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, although these independent director standards or any other standards do not directly apply to the Company because the Company does not currently have any securities that are listed on The Nasdaq Stock Market, a national securities exchange or an inter-dealer quotation system which has requirements that a majority of the Board be independent.

After the Change of Control, it is anticipated that the Board will determine that Dr. Curtis Lockshin and Mr. Ronald Stein are “independent” directors as defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules.  Messrs. Halpryn, Weisberg and Silver will not be “independent” directors upon their appointment to the Board.

Meetings of the Board of Directors and Committees

The Board did not hold any meetings during fiscal year 2007.  The Board took a number of actions by unanimous written consent during fiscal year 2007.  Consistent with Colorado law and the Company’s charter documents, actions taken by unanimous written consent are valid and effective as if such actions had been approved at a meeting of the Board duly called and held.

The Company does not have a policy regarding the attendance of its directors at the Company’s annual meetings of shareholders.  At least one member of the Board attended the Company’s last annual meeting on February 20, 2007.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company, nor any proposed officer or director of the Company, or any associate of any such current or proposed director or officer, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

RELATED PERSON TRANSACTIONS

Transactions with Related Persons

During the Company’s 2006 fiscal year, Mr. Michael A. Littman, the managing member of the Company’s majority shareholder at the time, Ponce Acquisition, performed legal services for, and made cost advances on behalf of, the Company.  Such services were rendered in connection with bringing the Company current in its reporting obligations under the Exchange Act and obtaining a quotation for the Common Stock on the Over-the-Counter Bulletin Board.  On January 30, 2007, the Company issued a promissory note (the “Note”) to Mr. Littman in the principal amount of $434,385 to evidence these legal fees and cost advances.  The Note was paid in full from the proceeds of the 2007 Transaction (see section entitled “2007 Transaction”).

On January 31, 2007, the Company issued 7,500,000 shares of Common Stock (on an adjusted basis for the one-for-twenty reverse stock split) to Ponce Acquisition for $15,000, or $0.002 per share.  Ponce Acquisition acquired control of the Company as a result of this issuance.  The proceeds from this issuance were used to pay expenses for the Company’s reporting obligations under the Exchange Act.  In connection with the 2007 Transaction, Ponce Acquisition cancelled and returned to the Company an aggregate of 7,450,000 shares of Common Stock (on an adjusted basis for the one-for-twenty reverse stock split).

Effective as of the closing of the 2007 Transaction, Kevin R. Keating was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company and Jeff L. Andrews and Margie L. Blackwell were appointed Directors of the Company.

Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.  Timothy J. Keating is the manager of KI Equity.  Additionally, Jeff L. Andrews and Margie L. Blackwell are members of Keating Investments, LLC.  KI Equity is the controlling shareholder of the Company.

On March 21, 2007, the Company issued 60,000,000 shares of Common Stock to KI Equity for an aggregate consideration of $600,000, or $0.01 per share.  The proceeds from this sale were used to settle a variety of pre-existing liabilities of the Company.

On March 26, 2007, the Company issued 7,500,000 shares of Common Stock to KI Equity for an aggregate consideration of $75,000, or $0.01 per share.  The proceeds from this sale are being used for working capital to pay expenses to maintain the reporting status of the Company.  Also on March 26, 2007, the Company issued 1,600,000 shares of its Common Stock to Kevin R. Keating, the sole officer and a director of the Company, for services rendered to the Company valued at $16,000, or $0.01 per share.

The shares of Common Stock issued to KI Equity and Kevin R. Keating in March of 2007 were issued under an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  As such, these shares are restricted shares, and the holder thereof may not sell, transfer or otherwise dispose of such shares without registration under the Securities Act or an exemption therefrom.  The Company has granted demand and piggyback registration rights to KI Equity and Kevin R. Keating with respect to the above shares.

Effective March 26, 2007, the Company entered into a management agreement (the “Management Agreement”) with Vero Management, L.L.C., a Delaware limited liability company (“Vero Management”), under which Vero Management provides a broad range of managerial and administrative services to the Company including, but not limited to, assistance in the preparation and maintenance of the Company’s financial books and records, the filing of various reports with the appropriate regulatory agencies as are required by State and Federal rules and regulations, the administration of matters relating to the Company’s shareholders including responding to various information requests from shareholders as well as the preparation and distribution to shareholders of relevant Company materials, and office space, corporate identity, telephone and fax services, mailing, postage and courier services for a fixed fee of $2,000 per month, for an initial period of twelve months.  At the end of the initial twelve month term, the Management Agreement will continue to remain in effect until terminated in writing by either party.  Effective July 1, 2007, the Management Agreement was amended to reduce the fixed monthly fee to $1,000 per month.

Kevin R. Keating owns and controls Vero Management and is also the sole officer and a director of the Company.  The terms of the Management Agreement were determined based on terms which the Company believes would be available to it from third parties on an arms’ length basis.

Other than the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, the Company has not entered into any material transactions with any director, executive officer, nominee for director, beneficial owner of five percent or more of its Common Stock, or family members of such persons.  The Company is not a subsidiary of any company.

Review, Approval or Ratification of Transactions with Related Persons

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, traditionally, as reflected in the minutes of its meetings, the Board has followed the following standards: (i) all related party transactions must be fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board and (ii) all related party transactions should be authorized, approved or ratified by the affirmative vote of a majority of the directors who have no interest, either directly or indirectly, in any such related party transaction.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, on the Closing Date, the current officers and directors of the Company will resign and following persons will be appointed as the new officers and directors of the Company.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Glenn L. Halpryn	47	Chairman of the Board, Chief Executive Officer and President
Alan Jay Weisberg	62	Chief Financial and Accounting Officer and Director
Noah M. Silver	49	Vice President, Secretary, Treasurer and Director
Curtis Lockshin	48	Director
Ronald Stein	47	Director

Glenn L. Halpryn, age 47, was Chairman of the Board and Chief Executive Officer of Orthodontix, Inc., a publicly held corporation, from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Since December 2006, Mr. Halpryn has been the Chairman of the Board and Chief Executive Officer of Getting Ready Corporation, since October 2007, Mr. Halpryn has been the Chairman of the Board, Chief Executive Officer and President of clickNsettle.com, Inc. and since March 2008 he has been the President and Secretary and a director of Longfoot Communications Corp., three shell companies traded on the OTC Bulletin Board. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation (“TIC”), serving in such capacity since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. (“Ivenco”) until Ivenco’s merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation (“United Security”), a broker-dealer registered with FINRA. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a “blank check” company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.

Alan Jay Weisberg, age 62, has been the Chief Financial Officer and a director of Getting Ready Corporation and clickNsettle.com, Inc. since December 2006 and October 2007, respectively, and the Chief

Financial Officer of Longfoot Communications Corp. since March 2008, three shell companies traded on the OTC Bulletin Board. Mr. Weisberg was the Acting Chief Financial Officer of Orthodontix, Inc. from September 1999 until December 2006 and the Treasurer and a director of Orthodontix, Inc. from April 2001 until December 2006. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security Corporation, a broker-dealer registered with FINRA, since June 1987.

Noah M. Silver, age 49, has been the Vice President, Secretary Treasurer and a director of Getting Ready Corporation and clickNsettle.com, Inc. since December 2006 and October 2007, respectively, two shell companies traded on the OTC Bulletin Board. Mr. Silver was a director of Orthodontix, Inc. from 2001 until December 2006. Mr. Silver has been the Chief Financial Officer of TIC since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco’s merger into TIC in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.

Curtis Lockshin, age 47, has been a director of Getting Ready Corporation and clickNsettle.com, Inc. since December 2006 and October 2007, respectively, two shell companies traded on the OTC Bulletin Board. Since 2003, Dr. Lockshin has been an independent pharmaceutical & life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors.  From 1998 to 2002, Dr. Lockshin was a Scientist, Associate Director, and Director of Discovery Biology & Informatics at Sepracor Inc., where he was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002-2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Dr. Lockshin’s current activities include a program management engagement with 3rd Millennium Inc. (Waltham, MA) and a business development engagement with TelAztec LCC (Burlington, MA). Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin was a director of Orthodontix, Inc. from July until December 2006. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor’s degree in Life Sciences and a PhD in Biological Chemistry, both from the Massachusetts Institute of Technology.

Ronald Stein, age 47, is an Executive Director and Head of the Institutional Division of Stanford Group Company.  Prior to joining Stanford in July 1998, Mr. Stein was a partner in First Equity Corp. of Florida, a regional boutique investment banking firm that specialized in public and private offerings for small and mid-size companies.  Mr. Stein was also a Senior Vice President with Prudential Securities & Thomson McKinnon Securities.  Mr. Stein attended the University of Florida and has a B.A. in Business Administration from Florida International University.  He is a member of The National Investment Banking Association.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of the Record Date for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our directors and nominees for director; (iii) our named executive officers; and (iv) all of our current executive officers and directors as a group.  After the Closing, the Company intends to file a Current Report on Form 8-K with the SEC which will include an updated beneficial ownership table to reflect the results of the transactions contemplated by the KI/Keating Agreement and the Garisch Agreement, as well an additional post-Closing issuance of additional shares of Common Stock to provide working capital for the Company.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned(1)	Percentage of Outstanding Shares of Common Stock
Kevin R. Keating, Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 190 Lakeview Way Vero Beach, Florida 32963	1,600,000	2.0%
Jeff L. Andrews, Director 5251 DTC Parkway, Suite 1000 Greenwood Village, Colorado 80111	--	--
Margie L. Blackwell, Director 5251 DTC Parkway, Suite 1000 Greenwood Village, Colorado 80111	--	--
Glenn L. Halpryn, Nominee for Chairman, Chief Executive Officer and President 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137	--	--
Noah M. Silver, Nominee for Vice President, Secretary, Treasurer and Director 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137	--	--
Alan Jay Weisberg, Nominee for Chief Financial and Accounting Officer and Director 2500 North Military Trail Suite 206 Boca Raton, Florida 33431	--	--
Curtis Lockshin, Nominee for Director 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137	--	--
Ronald Stein, Nominee for Director 4400 Biscayne Boulevard Suite 950 Miami, Florida 33137	--	--
Reed Clayson, Former Principal Executive Officer and Former Principal Financial Officer 11158 West 68th Way Arvada, Colorado 80004	--	--
All current executive officers and directors as a group (3 persons)	1,600,000	2.0%
5% Stockholders:
KI Equity Partners V, LLC 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	67,500,000	85.1%
Garisch Financial, Inc. 2395 Woodglen Drive Aurora, Illinois 60502	5,500,000	6.9%

(1) Beneficial ownership is determined in accordance with the rules of the SEC, which include holding voting and investment power with respect to the securities.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company’s named executive officers who served as executive officers during all or a portion of the fiscal years ended December 31, 2006 and 2007.

Name	Year	Principal Position	Bonus	Stock Awards	Total
Reed Clayson (1)	2007	President, Secretary and Director	$5,000 (2)	$0	$5,000
	2006		$0	$0	$0
Kevin Keating (3)	2007	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	$0	$16,000 (4)	$16,000

______________

(1)

Resigned as of March 26, 2007.

(2)

Compensation received upon the consummation of the 2007 Transaction for services as a director of the Company.

(3)

Commencing March 26, 2007.

(4)

On March 26, 2007, the Company issued 1,600,000 shares of Common Stock to Kevin R. Keating for services rendered to the Company valued at $16,000, or $0.01 per share.

Compensation Discussion and Analysis

The Company has no employment agreements or other agreements with any of its executive officers or employees.

The Company paid no perquisites or other personal benefits to its executive officers during fiscal years 2006 and 2007.

The Company terminated the 1989 Stock Option Plan on February 23, 2007.  There are no stock options outstanding as of the date of this Information Statement.

Compensation of Directors

Directors of the Company generally do not receive any compensation for their directorship of the Company.  However, upon completion of the 2007 Transaction, Reed Clayson received $5,000 for his services as a director of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on the Company’s review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company’s knowledge, all of the Section 16(a)

filing requirements applicable to such persons with respect to fiscal year 2007 were complied with except for two Form 3s filed on February 22, 2007, one for Redgie T. Green and the other for Wesley F. Whiting, which were both filed after the SEC’s requisite deadline for insider filings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

QuikByte Software, Inc.

By:  /s/ Kevin R. Keating

Name:  Kevin R. Keating

Title:  Chief Executive Officer

Dated:  June 2, 2008